August 31, 2017

VIA ELECTRONIC TRANSMISSION

Securities & Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re:       Mutual Fund Series Trust, File Nos. 333-132541 and 811-21872

Dear Sir/Madam:

On behalf of Mutual Fund Series Trust, a registered investment company (the “Trust”), we hereby submit, via electronic filing, Post-Effective Amendment No. 333 to the Trust’s Registration Statement (the “Amendment”). The Amendment is filed pursuant to Rule 485(a) promulgated under the Securities Act of 1933. The main purpose of this filing is revise the investment objective and make other material changes to the Catalyst Intelligent Alternative Fund and Catalyst Macro Strategy Fund, each a series of the Trust.

If you have any questions, please contact Emily Little at (614) 469-3264 or JoAnn Strasser at (614) 469-3265.

Sincerely,

/s/Emily M. Little

Emily M. Little